Welcome

Aura Systems, Inc

Shareholder Meeting

2011



Induction Machines



Tesla's machine


stator
fan
cooling
air flow
rotor
Drive End
Non-Drive End

Modern machine

Induction Machine



- Induction machines are the workhorse of industry.
- 90% of all electrical rotating machinery in industry are induction type.
- All induction machines have a rotor and a stator.
- Two basic forms of induction machines:

Electric Motors

Input → Electric Energy
Output → Mechanical Work

A rotating magnetic field in the stators generates a torque on the rotor due to an induced magnetic field in the rotor. This causes the shaft to rotate at a speed slightly slower than the rotating magnetic field in the stator.

Positive Slip

Generators

Input → Mechanical Work
Output → Electric Energy

A rotating rotor with a magnetic field in it typically induced by a current in the stator induces a large current in the stator. The frequency of the field induced in the stator is slightly slower than the rotating shaft.

Negative Slip

AuraGen/VIPER vs. Traditional Induction Motor/Generator



Standard Induction Motor Rotor | AuraGen Rotor | Standard Induction Motor Stator | AuraGen Stator (2)

Radial vs. Axial Configuration


L
R

Radial configuration


Ro
Ri

Axial configuration

$$P = Tw = 2pwR^2 L t$$

$$P = Tw = 2pwR_0^{3}(k_d - k_d^{3})t\,,\, k_d = \frac{R_i}{R_o}$$

Axial machine are acknowledged to achieve higher torque (energy) density

Cubed vs. Squared


70
60
50
40
30
20
10
0
2.4
2.6
2.8
3
3.2
3.4
3.6
3.8
4
Radius in inches
Squared
Cubed

Size Matters!

Size = Cost

The Power of AuraGen



The AuraGen provides output equal to this large machine

Why Mobile Power

- Mobile power is a large and growing market as societies around the world increase their dependence on electric tools, digital sensors, electronic instruments, computers, communication equipment, modern military hardware and hybrid /electric vehicles.
- Unlike some technologies that are looking for applications, mobile power users are looking for needed solutions. This results in a well-defined market place.
- Our technology can clearly and unambiguously provide a value proposition to mobile power users at existing market pricing. The proposition is (i) operational cost savings, (ii) meets performance requirements particularly at low rpm, (iii) readily integrated into numerous platforms and (iv) is an environmentally friendly solution.

Core Product Line

Power (kW)	2.5	5	10/20	15/30	60/120
Diameter	7.5”	9”	12”	12”	14”
110 VAC/ 60 Hz. Single-ϕ					
220 VAC/60 Hz. Split-ϕ					
230 VAC/50 Hz. Split-ϕ					
220 VAC/60 Hz. 3-ϕ					
240 VAC/50 Hz. Split ϕ					
480 VAC/60 Hz. 3-ϕ					
480 VAC/50 Hz. 3-ϕ					
12 VDC					
24 VDC					
300-400 VDC					
800-1200 VDC					

Product Line Schedule

			2011			2012								
			O	N	D	J	F	M	A	M	J	J	A	S
1.0		8-Inch Diameter System												
	1.1	Mechanical Design and Drawings												
	1.2	Prototype												
	1.3	Testing												
	1.4	Production Tooling												
	1.5	Assembly Line for Production												
2.0		9-Inch Diameter System												
	2.1	Mechanical Design and Drawings												
	2.2	Prototype												
	2.3	Testing												
	2.4	Production Tooling												
	2.5	Assembly Line for Production												
3.0		12 inch 10/20 kW	In Production											
4.0		12 inch enhanced 15/30 kW	Develop.											
5.0		14-Inch Diameter System												
	5.1	Mechanical Design and Drawings												
	5.2	Prototype												
	5.3	Testing												
	5.4	Production Tooling												

Energy Conversion Using AuraGen


Energy content of diesel fuel 38 kW-hr/gallon
Internal combustion engine 50% efficient
Mechanical energy
19 kW-hr/g
19 kW-hr/g
Belt system 98% efficient
Mechanical energy
18.6 kW-hr/g
.4 kW-hr/g
Conversion from mechanical to electrical 81% efficiency
Generator efficiency =90%
ECU efficiency =90%
System efficiency 81%
15.1kW-hr/g Electric energy
3.5 kW-hr/g

Comparison of energy conversion

Traditional Alternator=40% = 7.4 kW-hr/g

Brushless SR Alternator=60%=11.2 kW-hr/g

AuraGen = 15.1 kW-hr/g

200% x more energy /g than Traditional Alternators

Sample of Mobile Power Users











Buses
Military
Oil and Gas Services
Food Transport Trucks
Telecommunication vehicles
Utility service and repair vehicles
Ambulances, Police and fire trucks
Municipalities and local government agencies







Market Segments

- Military

  Driven by demand for exportable power for sensors, computers, communication, fire control etc.

- Transport Refrigeration

  Driven by high cost of diesel fuel and environmental concerns.

- APUs (Stand Alone Generators)

  Driven by high cost of fuel environmental concerns and higher power demands found in such areas as cell towers, oil and gas fields, emergency rescue vehicles etc.

- Vehicle Electrification

  Hybrid and electric vehicles as well as electrification of components such as A/C systems for buses and trucks







Government Customers Using Aura's VIPER













Transport Refrigeration



The Old Diesel Way



Aura's All Electric Way

All-Electric Transport Refrigeration

Zanotti Power by AURA EFZ Refrigeration Unit





Electronic Control Unit



AuraGen Generator

Value Analysis

1 Cooling system in BTU/hr.	20000	30000	50000
2 Fuel utilization per hour for Diesel based solution	0.6	0.9	1.5
3 Fuel utilization per hour for all electric solution	0.08	0.12	0.2
4 Annual working hours	2080	2080	3120
5 Hourly scheduled maintenance cost for Diesel	$ 0.75	$ 1.13	$ 1.88
6 Hourly maintenance cost for Electric System	$ 0.15	$ 0.23	$ 0.38
7 Diesel Fuel Cost per gallon	$ 3.90	$ 3.90	$ 3.90
8 Depreciation over life time in years	7	7	7

	Diesel	Electric	Diesel	Electric	Diesel	Electric
System Cost Including Installation	$ 16,000.00	$ 22,900.00	$ 20,000.00	$ 27,000.00	$ 28,000.00	$ 36,000.00
Operational Costs						
Fuel	$ 4,867.20	$ 648.96	$ 7,300.80	$ 973.44	$ 18,252.00	$ 2,433.60
Scheduled maintenance	$ 1,560.00	$ 312.00	$ 2,350.40	$ 478.40	$ 5,865.60	$ 1,185.60
Annual Depreciation (straight line 7 year on cost)	$ 2,285.71	$ 3,271.43	$ 2,857.14	$ 3,857.14	$ 4,000.00	$ 5,142.86
Total Annual Cost	$ 8,712.91	$ 4,232.39	$ 12,508.34	$ 5,308.98	$ 28,117.60	$ 8,762.06
Increased Annual Income		$ 4,480.53		$ 7,199.36		$ 19,355.54

Social Benefits

Emissions Reduction and Compliance

	Diesel TRU System			Electric System		
	NOx	CO	PM	NOx	CO	PM
Truck	936	819	46.8	936	819	46.8
Reefer	255	224	13.6	0	0	0
Total	1,191	1,043	60.4	936	819	46.8

AURA ELECTRIFICATION SYSTEM FOR All Electric Reefer Solution is EXEMPT from Transport Refrigeration Unit (TRU) CARB regulation and would NOT NEED TO REGISTER with CARB in 2010

Rod Hill, CARB

*TRU is a refrigeration system that is powered by a diesel engine that is used in the transport of perishable goods

APUs



















Vehicle Electrification


FedEx
Express
Hybrid Electric



Mechanical compressor




HYBRID
DRIVE



Electrical compressor


SCHOOL BUS

The AuraGen vs. Traditional Solutions

	AuraGen	Gensets	High Output Alternators	PM Alternators	Dynamic Inverters	Fuel Cells
Compact size	Excellent	Poor	Excellent	High	Medium	Poor
Fuel efficiency	High	Low	Low	Medium	Low	Excellent
Need for an additional fuel source	Excellent	Medium	Excellent	Excellent	Poor	Excellent
Heat generation	High	Medium	Medium	Medium	Medium	Medium
Service and maintenance costs	High	Poor	High	Medium	Medium	Low
Breadth of industries serviced	High	High	Medium	Medium	Low	Low
Ease to obtain peak power(3)	Excellent	Excellent	Low	Medium	Excellent	Excellent
Flexibility and efficiency of energy delivery	Excellent	Low	Low	Medium	High	Excellent
Clean / Green rating	Excellent	Poor	Medium	Medium	Excellent	Excellent
Noise level	Excellent	Low	Excellent	Excellent	Excellent	Excellent

Legend

- Excellent
- High
- Medium
- Low
- Poor